Mail Stop 4561

October 27, 2008

Mr. Patrick J. Callan, Jr.
President and Chief Executive Officer
One Liberty Properties, Inc.
60 Cutter Mill Road, Suite 303
Great Neck, New York 11021

      Re: **One Liberty Properties, Inc.**
              Form 10-K for the year ended December 31, 2007
              Filed March 13, 2008
              File No. 001-09279

Dear Mr. Callan:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                    Sincerely,

                    Linda van Doorn
                    Senior Assistant Chief Accountant